EXHIBIT 12
Computation of Ratio of Earnings to Fixed Charges
(in millions except ratio of earnings to fixed charges)

	Year Ended December 31,
	2007		2006		2005		2004		2003
Earnings:
Income from continuing operations before income taxes and minority interest	$615.0		$318.1		$134.9		$90.9		$75.8
Portion of rents representative of interest expense	8.4		11.1		2.8		1.6		3.0
Interest on indebtedness, including amortization of deferred loan costs	73.3		78.2		87.7		102.3		113.6
Amortization of capitalized interest	—		—		—		—		—
Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	0.9		(0.6)		(5.6)		(3.8)		(2.8)

Earnings, as adjusted	$697.6		$406.8		$219.8		$191.0		$189.6

Fixed Charges:
Portion of rents representative of interest expense	$8.4		$11.1		$2.8		$1.6		$3.0
Interest on indebtedness, including amortization of deferred loan costs	73.3		78.2		87.7		102.3		113.6
Capitalized interest	10.3		2.4		0.5		1.2		1.2

Total fixed charges	$92.0		$91.7		$91.0		$105.1		$117.8

Ratio of earnings to fixed charges	7.58	x	4.44	x	2.42	x	1.82	x	1.61	x